File No. 70-______

United States Securities and Exchange Commission
Washington, D.C. 20549
________________________________________
Form U-1
Application/Declaration
Under the
Public Utility Holding Company Act of 1935
________________________________________

AGL Resources Inc.
Ten Peachtree Place
Suite 1000
Atlanta, Georgia 30309

(Names of companies filing this statement
and addresses of principal executive offices)
________________________________________

 Bryan E. Seas, Vice President and Controller
AGL Resources Inc.
Ten Peachtree Place
Suite 1000
Atlanta, Georgia 30309
(Names and addresses of agents for service)

The Commission is also requested to send copies
of any communication in connection with this matter to:

Markian M.W. Melnyk LeBoeuf, Lamb, Greene & MacRae, L.L.P. 1875 Connecticut Avenue, N.W. Suite 1200 Washington, D.C. 20009 Telephone: (202) 986-8212 Facsimile: (202) 956-3289

TABLE OF CONTENTS

Item 1.		Description of the Proposed Transaction	3
	A.	Introduction	3
	B.	Background	3
		1. AGLR, Generally	3
		2. Sequent, LLC (“Sequent”)	3
	C.	Overview of the Requests	4
	D.	Transaction	4
		1. Proposed Investments	4
		a. The Proposed Gas- and Energy-Related Businesses Are Appropriate Non-Utility Businesses for a Gas Registered Holding Company	5
		b. Investments in Canadian and Mexican Energy Assets and Energy Marketing Businesses Are Appropriate Non-Utility Businesses for a U.S.-Based Registered Holding Company	7
Item 2.		Fees, Commissions and Expenses	8
Item 3.		Applicable Statutory Provisions and Legal Analysis	8
Item 4.		Regulatory Approvals	8
Item 5.		Procedure	8
Item 6.		Exhibits and Financial Statements	9
Item 7.		Information as to Environmental Effects	9

FORM U-1
APPLICATION/DECLARATION
UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Item 1.	Description of the Proposed Transaction

A.	Introduction

AGL Resources Inc. ("AGLR"), a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby requests authorization to organize and finance one or more direct or indirect subsidiaries to engage in certain gas- and energy-related nonutility businesses in Canada, Mexico and/or the United States, as described more fully below.

B.	Background

1.  AGLR, Generally

AGLR's common stock is listed on the New York Stock Exchange under the symbol ATG. AGLR distributes natural gas to more than 2.3 million end-use customers through public utility subsidiaries organized in Georgia (Atlanta Gas Light Company), Tennessee (Chattanooga Gas Company), Virginia (Virginia Natural Gas Inc. and Virginia Gas Distribution Company) and New Jersey (Pivotal Utility Holdings, Inc.). Pivotal Utility Holdings owns and operates utility facilities in New Jersey, Florida and Maryland through the following divisions: Elizabethtown Gas, Florida City Gas, and Elkton Gas.

AGLR is also involved in various energy- and gas-related nonutility businesses, including retail natural gas marketing to end-use customers in Georgia; natural gas asset management and related logistics activities for its own utilities as well as for other non-affiliated companies; operation of high deliverability underground natural gas storage; and construction and operation of telecommunications conduit and fiber infrastructure within select metropolitan areas.

2.  Sequent, LLC ("Sequent")

Sequent, an indirect wholly-owned subsidiary of AGLR, is engaged through various subsidiaries in the optimization of natural gas assets, gas transportation and storage, producer and peaking services and the wholesale marketing of natural gas. Sequent's asset optimization business focuses on capturing value from idle or underutilized natural gas assets, which are typically amassed by companies via investments in, or contractual rights to, natural gas transportation and storage facilities. Margins are typically created in this business by participating in transactions that balance the needs of varying markets and time horizons. Sequent provides its customers with natural gas from the major producing regions and market hubs primarily in the Eastern and Mid-Continental United States. Sequent also purchases transportation and storage capacity to meet its delivery requirements and customer obligations in the marketplace. Sequent’s customers benefit from its logistics expertise and ability to deliver natural gas at prices that are advantageous relative to the other alternatives available to its end-use customers.

C.	Overview of the Requests

AGLR seeks to expand on the expertise held by Sequent through the formation or acquisition of, and investments in, energy- and gas-related nonutility businesses operating in Canada, Mexico and/or the U.S. These investments would typically be made through one or more direct or indirect subsidiaries of Sequent and funded by the acquisition of the equity and debt securities of such companies, borrowings by such companies from AGLR's nonutility money pool, and guarantees.

AGLR proposes to limit its direct and indirect investments in energy and gas-related businesses that derive a substantial part of their revenues from the conduct of business in Canada or Mexico to an aggregate amount not to exceed $300 million (the "Investment Limit") in the form of equity, debt and guarantees, including nonutility money pool borrowings, through September 31, 2008 (the "Authorization Period").1  AGLR's public utility subsidiary companies would not directly or indirectly acquire any new energy- and gas-related businesses based on the authorization sought herein and the utility subsidiaries would not provide funding for, extend credit to, or guarantee the obligations of, such businesses.

D.	Transaction

1.  Proposed Investments

AGLR seeks authorization to invest in certain gas- and energy-related nonutility business, described below, that registered holding companies are permitted to retain under Section 11 of the Act, through the Authorization Period, without obtaining additional Commission authorization under the Act for each individual acquisition. AGLR may form or acquire such businesses and, to the extent they derive a substantial part of their revenues from the conduct of business in Canada or Mexico, AGLR's investments in such businesses would not exceed the Investment Limit.

The specific nonutility businesses in which AGLR seeks authorization to invest include:

1.	energy management services[2] and other energy conservation related businesses,

2.	the maintenance and monitoring of utility equipment,

3.	the provision of utility related or derived software and services,

4.	engineering, consulting and technical services,[3] operations and maintenance services,

5.	brokering and marketing of natural gas, electricity and other energy commodities and providing incidental related services, such as fuel management, storage and procurement, and

6.	oil and gas exploration, development, production, gathering, transportation, storage, processing and marketing activities, and activities related or incidental thereto.[4]

The businesses proposed above would not include the acquisition and ownership of any assets that would cause any subsidiary to be or become an "electric-utility company" or "gas-utility company," as defined in sections 2(a)(3) and 2(a)(4) of the Act.

a.  The Proposed Gas- and Energy-Related Businesses Are Appropriate Non-Utility Businesses for a Gas Registered Holding Company

Under section 2(a) of the Gas Related Activities Act of 1990 ("GRAA"), the "acquisition by a registered company of any interest in any natural gas company or of any interest in any company organized to participate in activities involving the transportation or storage of natural gas, shall be deemed, for the purposes of section 11(b)(1) of [the Act], to be reasonably incidental or economically necessary or appropriate." The Natural Gas Act defines a "natural gas company" as "a person engaged in the transportation of natural gas interstate commerce, or the sale in interstate commerce of such gas for resale."5

Numerous registered holding companies have interests in natural gas transmission and storage facilities. Included among these are, Dominion Resources and its subsidiary, Consolidated Natural Gas Company, National Fuel Gas Company, and NiSource through its registered holding company subsidiary, Columbia Energy Group.

The Commission also has recognized that the natural gas and petroleum liquids businesses are tightly interwoven because the commodities are transported with similar technology, managed and financed similarly and distributed to end-use customers in many of the same ways. These common threads have led the Commission to permit many registered holding companies to engage in various aspects of the oil business. For example, Columbia Energy Resources, Inc., a subsidiary of NiSource, until recently owned businesses that explored for, developed, gathered and produced natural gas and oil in Appalachia and in Canada. Through Columbia Petroleum Corp., Columbia also engaged in the business of producing, purchasing, storing, selling and dealing in oil in the states of Kentucky, Ohio, Pennsylvania and West Virginia.6  Dominion Energy Inc., a subsidiary of Dominion Resources, Inc., is a participant in oil and natural gas development programs in Canada and the U.S.7  Seneca Resources Corp., a nonutility subsidiary of National Fuel Gas Company, is engaged in the exploration and development of natural gas and oil producing reserves in California, the Appalachian region of the United States, Wyoming and in the Gulf Coast region of Texas and Louisiana.8

Notably, American Electric Power Company Inc., an electric registered holding company, has been authorized to acquire energy assets "without limitation" that are both natural gas and oil related, including "natural gas production, gathering, processing, storage, and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities."9  The Commission's order noted that AEP had been authorized in 1996 to form one or more direct or indirect nonutility subsidiaries to broker and market certain energy commodities,10  and that AEP's proposal to acquire energy-related assets in the U.S. would be incidental to, and would assist AEP in connection with, its energy trading, marketing and brokering businesses. Accordingly, the AEP case evidences the Commission's view that the acquisition of energy assets is reasonably incidental and related to the energy marketing and brokering activities in which a registered holding company may permissibly engage in under Section 11 of the Act.11

The investments that AGLR proposes to make fall within the boundaries set by the Commission's interpretation of the Act and the authority granted to the parties discussed above. As the Commission has found:

[E]nergy-related businesses may now be considered sufficiently related to the core utility business of registered holding companies as not to require the imposition of limitations upon transactions with non-associates. It is also reasonable to expect that the participation in such activities by registered holding companies, together with exempt holding companies and investor-owned utilities not subject to the Act, will produce benefits to investors, consumers and the public.12

b.  Investments in Canadian and Mexican Energy Assets and Energy Marketing Businesses Are Appropriate Non-Utility Businesses for a U.S.-Based Registered Holding Company

The Commission has, on several occasions, granted authorization for US-based registered holding companies to invest in gas- and energy-related assets in Canada. For example, Seneca Resources Corp., a non-utility subsidiary of National Fuel Gas Company, conducts exploration and production operations through subsidiaries in the provinces of Alberta, Saskatchewan and British Columbia in Canada.13  KeySpan Corp, through a Canadian general partnership, owns interests in 11 natural gas processing plants, along with the associated raw gas gathering facilities, located in Alberta and Saskatchewan, Canada. Gulf Midstream Services Partnership ("GMSP"), the operator of nine of those facilities also markets natural gas, on behalf of approximately 40 producers, to about 50 customers in the United States and Canada, and markets natural gas products (including propane, butane and sulphur), on behalf of approximately 130 producers to about 50 customers in the United States and Canada. Another KeySpan associate company, GMS Facilities Limited ("GMF"), a Canadian corporation, owns an interest in a natural gas processing plant in Alberta, which it operates. It also owns interests in crude oil and natural gas liquids transportation facilities, which it operates, and interests in natural gas liquids fractionation and storage facilities at Edmonton, Alberta. Together, GMSP and GMF provide gas gathering and processing services to approximately 215 producers.14

The Commission has also allowed a Canadian-based registered holding company, Emera Inc., to invest in "oil and gas exploration, development, production, gathering, transportation, storage, processing and marketing activities, and related or incidental activities."15  In addition, recent orders have authorized energy marketing and brokering in Canada and Mexico, in addition to the United States.16  These authorizations recognize the legal ties between these nations (e.g., the North American Free Trade Agreement), the natural synergies between United States, Mexican and Canadian energy-related businesses due to geographic proximity, and the high volume of interaction and cross-border investment between United States, Canadian and Mexican companies.

The activities proposed by AGLR fall squarely within the purview of this long-recognized relationship and Commission precedent and should be authorized.

2. Participation in the Money Pool

AGLR requests authorization for any newly-formed nonutility subsidiary engaged in the proposed gas- and energy-related activities to participate as a borrower and lender in the nonutility money pool authorized by Commission order dated April 1, 2004.17  Participation in the nonutility money pool would include unsecured short-term borrowing, contributing surplus funds, and lending and extending credit to other nonutility money pool participants. The participation by the new nonutility subsidiaries is appropriate given their proposed business activities and the restrictions on investments in such companies proposed herein.

Item 2.	Fees, Commissions and Expenses

The estimated fees, commission and expenses incurred by the Applicants in connection with the proposed transaction are expected to be approximately $12,000.

Item 3.	Applicable Statutory Provisions and Legal Analysis

The proposed transaction is subject to Sections 6(a), 7, 9(a), 10, 11 and 12 of the Act.

Rule 58, which provides an exemption from section 9(a) of the Act for investments by a registered holding company in gas- and energy-related businesses deriving substantially all their income from U.S. sources is applicable by analogy. AGLR proposes to report on investments in its Canadian and Mexican gas- and energy-related companies in a supplement to its regular quarterly reports filed on Form U-9C-3, although investments in such companies, because they are subject to the Investment Limit proposed herein, would not be subject to the investment limits imposed by Rule 58.

Item 4.	Regulatory Approvals

No state or federal regulatory agency, other than this Commission, has jurisdiction over the transactions for which authority is requested herein.

Item 5.	Procedure

Applicants respectfully request the Commission to issue and publish forthwith the requisite notice under Rule 23 with respect to the filing of this application, such notice to specify the minimum period allowed for the submission of comments. It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the application. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.	Exhibits and Financial Statements

Exhibits:

Exhibit A	Opinion of counsel
Exhibit B	Past tense opinion of counsel (to be filed by amendment)
Exhibit C	Form of Notice

Financial Statements:

FS-1	AGL Resources' financial statements for the year ended, and as of, December 31, 2004 are incorporated by reference to its Annual Report on Form 10-K, SEC File No. 001-14174 (filed February 15, 2005).

Item 7.	Information as to Environmental Effects

The transaction will not involve major federal action significantly affecting the quality of the human environment as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Section 4321 et seq. ("NEPA"). First, no major federal action within the meaning of NEPA is involved. Second, consummation of the transaction will not result in changes in the operations of AGLR or its subsidiaries that would have any significant impact on the environment. To the Applicants' knowledge, no federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

Date: May 3, 2005

AGL Resources Inc.

By: /s/ Paul R. Shlanta
Name: Paul R. Shlanta
Title: Senior Vice President, General Counsel and
Chief Compliance Officer

EXHIBIT INDEX

Exhibit A	Opinion of counsel

Exhibit C	Form of Notice

1 Investments in gas- and energy-related businesses that may be acquired under Rule 58 would be subject to the investment limits under Rule 58, not the Investment Limit proposed herein.
2 Energy management services include the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand-side management, including energy and efficiency audits; meter data management, facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiency, design and specification of energy consuming equipment and general advice on programs; the design, construction, installation, testing, sales, operation and maintenance of new and retrofit heating, ventilating, and air conditioning, gas, electrical and power systems, alarm, security, access control and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, building automation and temperature controls, installation and maintenance of refrigeration systems, building infrastructure wiring supporting voice, video, data and controls networks, environmental monitoring and control, ventilation system calibration and maintenance, piping and fire protection systems, and design, sale, engineering, installation, operation and maintenance of emergency or distributed power generation systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical systems. In the event AGLR proposes to acquire an energy management services business that owns distributed power generation systems that would constitute "utility assets" under the Act, AGLR will, as necessary, seek any required approvals from the Commission. See Black Hills Corp., Holding Co. Act Release No. 27931 (Dec. 28, 2004) (granting authorization to engage in this list of activities in Canada, Mexico and the U.S.).
3 Consulting and technical services include services involving technology assessments, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation or centralized billing, bill desegregation tools and bill inserts), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, general management consulting including training activities, feasibility studies, and other similar related services. Id. See also, Exelon Corporation, Holding Co. Act Release No. 27545 (June 27, 2002); Progress Energy, Inc., Holding Co. Act Release No. 27297 (December 12, 2000).
4 See Black Hills Corp., Holding Co. Act Release No. 27931 (Dec. 28, 2004); American Electric Power Company, Inc., et al., Holding Co. Act Release Nos. 27842 (April 30, 2004); Emera Inc., Holding Co. Act Release No. 27865 (June 30, 2004); and E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002) (authorizing investments in the same or substantially the same energy and gas-related activities).
5 15 USC 717a(6) (2000).
6 The Columbia Gas System, et al., Holding Co. Act Release No. 16503 (October 24, 1969).
7 Dominion Resources, Inc., Holding Co. Act Release No. 27113 (December 15, 1999).
8 National Fuel Gas Company, Holding Co. Act Release No. 27790 (December 30, 2003).
9 American Electric Power Company Inc., Holding Co. Act Release No. 26933 (November 2, 1998).
10 See American Electric Power Company, Inc., Holding Co. Act Release Nos. 26572 (Sept. 13, 1996) and 26583 (Sept. 27, 1996).
11 See also, Alliant Energy Corp., Holding Co. Act Release No. 27930 (Dec. 28, 2004) (authorizing energy marketing and brokering activities in the U.S. and Canada) and Black Hills Corp., Holding Co. Act Release No. 27931 (Dec. 28, 2004) (authorizing energy marketing and brokering activities in the U.S., Canada and Mexico).
12 Exemption of Acquisition by Registered Public Utility Holding Companies of Securities of Nonutility Companies Engaged in Certain Energy-Related and Gas-Related Businesses, Holding Co. Act Release No. 26313 (June 20, 1995) ("Rule 58 Proposing Release") at 31. In the same release the Commission determined that it is unlikely that "the participation of registered holding companies will lead to a recurrence of the evils that the Act was intended to address." Id.
13 National Fuel Gas Company, Holding Co. Act Release No. 27790 (December 30, 2003).
14 KeySpan Corp., Holding Co. Act Release No. 27271 (November 7, 2000).
15 Emera Inc., Holding Co. Act Release No. 27445 (October 1, 2001).
16 Black Hills Corp., Holding Co. Act Release No. 27931 (Dec. 28, 2004); Northeast Utilities, et al., Holding Co. Act Release No. 27868A (July 2, 2004).
17 AGL Resources Inc., Holding Co. Act Release No. 27828 (April 1, 2004).